02044586

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 3 0 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

CIK # 0000314643
Registrant CIK Number

Form 8-K to be filed no later than July 31, 2002 7-30-02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-77026~~
333-72879
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on July 30, 2002.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.

PROCESSED
JUL 3 1 2002
THOMSON
FINANCIAL

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
First Vice President and
General Counsel

DOCSSF1:622564.1

EXHIBIT INDEX

<u>Exhibit</u>

P	99.5	Certain Computational Materials Prepared by the Underwriters in Connection with Washington Mutual Mortgage Securities Corp. Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-AR2. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

WAMMS-02AR2

WAMMS-02AR2 Class AE (III-A-1) 5/1 ARM {S&P:AAA Moody:Aaa } <P>

Orig Bal 214,884,100 Fac 1.00000 Coup 5.800 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 6-mo LIBOR + 2.1260 Cap 11.4530 @ 9.3270 Floor 2.1260 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G03 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: AE (III-A-1)

Price	10% CPP	25% CPP	40% CPP	prepay
				losses
	1.9500%	1.9500%	1.9500%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.76	2.51	1.68	Avg. Life
	08/02	08/02	08/02	1st Prin
	07/07	07/07	07/07	Last Prin
102.062500	5.11	4.77	4.27	Yield
	3.26	2.24	1.55	Duration
102.187500	5.07	4.71	4.19	Yield
	3.26	2.24	1.55	Duration
102.312500	5.04	4.66	4.12	Yield
	3.26	2.25	1.55	Duration
102.437500	5.00	4.61	4.04	Yield
	3.26	2.25	1.55	Duration
102.562500	4.96	4.55	3.96	Yield
	3.27	2.25	1.55	Duration
102.687500	4.92	4.50	3.88	Yield
	3.27	2.25	1.56	Duration
102.812500	4.89	4.44	3.80	Yield
	3.27	2.25	1.56	Duration

WAMMS-02AR2

WAMMS-02AR2 Class A2 (II-A-1) 3/1 ARM {S&P:AAA Moody:Aaa } <P>

Orig Bal 30,867,700 Fac 1.00000 Coup 6.196 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 6-mo LIBOR + 2.3360 Cap 12.1930 @ 9.8570 Floor 2.3360 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: A2 (II-A-1)

Price	10% CPP	25% CPP	40% CPP	prepay
				losses
	1.9500%	1.9500%	1.9500%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	2.32	1.82	1.39	Avg. Life
	08/02	08/02	08/02	1st Prin
	04/05	04/05	04/05	Last Prin
102.093750	5.09	4.78	4.34	Yield
	2.11	1.67	1.30	Duration
102.218750	5.03	4.70	4.25	Yield
	2.11	1.67	1.30	Duration
102.343750	4.97	4.63	4.16	Yield
	2.11	1.67	1.30	Duration
102.468750	4.91	4.56	4.06	Yield
	2.11	1.68	1.31	Duration
102.593750	4.86	4.49	3.97	Yield
	2.11	1.68	1.31	Duration
102.718750	4.80	4.41	3.88	Yield
	2.11	1.68	1.31	Duration
102.843750	4.74	4.34	3.78	Yield
	2.11	1.68	1.31	Duration

WAMMS-02AR2

WAMMS-02AR2 Class A1 (I-A-1) 5/1 ARM {S&P:AAA Moody:Aaa } <P>

Orig Bal 175,757,700 Fac 1.00000 Coup 6.309 Mat / / Wac- 0.000(0.000) WAM- / (-22831)/ 0

1.0000 x 6-mo LIBOR + 2.3370 Cap 11.3090 @ 8.9720 Floor 2.3370 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01 Amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam; Clctn Rt 0%

Settle Date: 31-Jul-2002 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2002 Tranche: A1 (I-A-1)

Price	10% CPP	25% CPP	40% CPP	prepay
				losses
	1.9500%	1.9500%	1.9500%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	3.56	2.43	1.65	Avg. Life
	08/02	08/02	08/02	1st Prin
	03/07	03/07	03/07	Last Prin
102.093750	5.58	5.22	4.72	Yield
	3.07	2.16	1.51	Duration
102.218750	5.54	5.17	4.64	Yield
	3.07	2.16	1.51	Duration
102.343750	5.50	5.11	4.56	Yield
	3.07	2.16	1.51	Duration
102.468750	5.46	5.05	4.48	Yield
	3.08	2.16	1.52	Duration
102.593750	5.42	5.00	4.40	Yield
	3.08	2.16	1.52	Duration
102.718750	5.38	4.94	4.32	Yield
	3.08	2.16	1.52	Duration
102.843750	5.34	4.89	4.24	Yield
	3.08	2.17	1.52	Duration